Exhibit 2.1

THIS DEED of amendment (the “Deed”) is made and delivered on 18 July 2018 between:

(1)	Armstrong World Industries, Inc., a company incorporated in Pennsylvania whose registered office is at 2500 Columbia Avenue, Lancaster, Pennsylvania (“AWI”); and

(2)	Knauf International GmbH, a company incorporated in the Federal Republic of Germany (registered with the local court of Würzburg under number HRB 5956), whose registered office is at Am Bahnhof 7, 97346 Iphofen, Germany (the “Purchaser”),

(each a “Party”, and together the “Parties”).

WHEREAS:

(A)	The Parties are parties to a share purchase agreement initially entered into on 17 November 2017 and amended and restated on 22 January 2018 (the “SPA”).

(B)	The Competition Conditions have not been satisfied as at the date of this Deed and the Purchaser has requested to be provided with more flexibility to find a viable solution with the Competition Authorities and in particular has requested AWI to consent to a “pull and refile” of the application for merger control clearance with the European Commission (the “Pull and Refile”) and/or the initiation of a Phase II investigation by the European Commission (the “Phase II Investigation”), in either case in connection with the satisfaction of the Competition Condition set out in Clause 4.1(a)(i) of the SPA.

(C)	The Parties have agreed to amend the SPA in accordance with the terms of this Deed such that from date of this Deed, the SPA shall be amended as set out in this Deed.

1.	DEFINITIONS

In this Deed:

“AWI Account” means the bank account in the name of AWI with JP Morgan, Inc., New York, with the following details:

Account number:	[•]
Routing No.:	[•]
SWIFT:	[•]

“Reimbursement Date” means the date which is ten (10) Business Days following the Completion Date or the date of termination of the SPA pursuant to Clause 4.16 of the SPA.

Unless otherwise defined in this Deed, capitalised terms used in this Deed shall have the meanings ascribed to them in the SPA.

2.	AMENDMENT TO THE SPA

The Parties hereby agree that, with effect from the date hereof, the SPA shall be amended and supplemented as follows:

2.1	On the terms and subject to the conditions of this Deed, and in particular upon both Payments (as defined below) being received by AWI, AWI hereby:

(a)	waives any requirement in Clauses 4.3 and 4.8 of the SPA for the Purchaser to avoid the initiation of a Phase II Investigation and consents to the Purchaser making or not making another proposal for a Remedy in the ongoing Phase I, as the Purchaser deems appropriate, and further to both a Pull and Refile and/or the initiation of a Phase II Investigation by the Purchaser; and

(b)	acknowledges and confirms that the Purchaser is, as of the date of this Agreement, not in breach of any obligations under Clause 4 of the SPA and waives any (alleged or actual) rights or claims whatsoever, including, without limitation, for the reimbursement of costs and/or damages, that AWI may have against the Purchaser, in each case due to an (alleged or actual) breach of Clause 4 of the SPA related to the handling of the Phase I process by the Purchaser up to the date hereof, to the extent the underlying facts and their impact on satisfying the Competition Condition are within the actual knowledge of an officer (including, for the avoidance of doubt, the Senior Vice President, General Counsel & Chief Compliance Officer, the Chief Financial Officer and the Chief Executive Officer) of AWI, such officer having made due and reasonable enquiries of AWI’s external legal advisers, as at the date of this Deed, and/or the Pull and Refile and/or the initiation of the Phase II Investigation.

2.2	In consideration of AWI’s consent set out in Clause 2.1 above, the Purchaser shall pay to AWI:

(a)	on 1 August 2018, the sum of $250,000,000 ($ two hundred and fifty million) (the “First Payment”);

(b)	on 15 September 2018, if (i) any Competition Condition has not been satisfied or (ii) Completion has not occurred, in each case on or before that date, the sum of $80,000,000 ($ eighty million) (the “Second Payment” and together with the First Payment, the “Payments” and each a “Payment”)); and

(c)	on the Reimbursement Date, an amount equal to the aggregate of all documented professional advisory fees, costs and expenses (together with any applicable VAT thereon) reasonably incurred or payable by AWI solely in connection with the Pull and Refile and/or the Phase II Investigation, to the extent such fees, costs and expenses (i) were incurred during the period between 1 September 2018 and the Completion Date or the date of termination of the SPA pursuant to Clause 4.16 of the SPA and (ii) would not have been incurred without the Pull and Refile and/or the Phase II Investigation, which aggregate amount shall be notified by AWI to the Purchaser in writing by no later than ten Business Days prior to the Reimbursement Date;

in each case, such payment to be made by electronic transmission of immediately available funds in US dollars to the AWI Account and AWI to be entitled irrevocably and unconditionally to retain and keep for its exclusive benefit the entire amount of any of the Payments which has been paid to and received by it.

2.3	If and to the extent that the First Payment and/or the Second Payment have been paid to and received by AWI prior to Completion, and without prejudice to the terms of Clauses 3.1(b) to 3.1(e), 3.2 and 3.3 of the SPA, the Parties agree that:

(A)	in the event that the Competition Condition set out in Clause 4.1(a) has not been satisfied by the Long Stop Date, such Condition shall be deemed to be satisfied:

(i)	in the event a clearance decision by a Competition Authority is subject to any Remedies being fulfilled prior to Completion, when such Remedies have been duly fulfilled; and/or

(ii)	when the Purchaser notifies AWI in writing of a third party to which all or part of the Sale Shares are to be transferred at Completion (it being agreed that if only part of the Sale Shares are to be transferred to a third party, AWI shall be instructed to transfer, or cause the transfer of, the remaining Sale Shares to the Purchaser) and confirms to AWI that no consent or approval for the acquisition of the Sale Shares by such third party is required under Applicable Laws;

(B)	if and once Completion is to occur in accordance with the SPA:

(i)	the aggregate amount of the Payment or Payments so received by AWI shall be deducted from the Estimated Consideration payable by the Purchaser at Completion pursuant to paragraph 1.1 of Part 1 of Schedule 7 to the SPA;

(ii)	if the aggregate amount of the Payment or Payments so received by AWI exceeds the Estimated Consideration, then AWI shall pay such excess amount to the Purchaser at Completion;

(iii)	Completion shall take place as soon as possible after the Long Stop Date (as extended) in accordance with Clause 6 of the SPA, provided that the Purchaser may designate a third party purchaser or a trustee as transferee of the Sale Shares to which the Seller must transfer title in the Sale Shares at Completion subject to Clause 2.3(A);

(iv)	the Final Consideration shall be determined in accordance with the adjustment mechanism provided in the SPA, taking into account any Payment received by AWI pursuant to this Deed; and

(v)	AWI expressly agrees that its obligations under Clause 11.1 of the SPA shall apply mutatis mutandis to provision of information and access to the Management Team in connection with the negotiation, implementation and consummation of a sale and transfer of the Sale Shares or assets of the Group Companies to a third party acquirer or a trustee designated by the Purchaser, it being understood that (1) the Purchaser shall be solely in charge of, and responsible for, the negotiations with any such third party acquirer or trustee, (2) neither AWI nor any other member of the Seller Group shall have any obligation to pay, reimburse, compensate or incur any other liability whatsoever vis-a-vis such third party purchaser or trustee and (3) the proceeds of such sale and transfer shall be for the account of the Purchaser.

(C)	The Purchaser hereby agrees to indemnify and hold harmless AWI and any member of the Seller Group from any damages, losses, liabilities, costs and expenses incurred, as a result of or in connection with any Sale Shares or assets of Group Companies being transferred to a third party purchaser or a trustee pursuant to Clause 2.3(B).

(D)	The Parties further agree that to the extent that any Applicable Law requires a payment of a portion of the Consideration to take place at Completion to ensure the unconditional in rem transfer of any Sale Shares pursuant to a Local Share Transfer Agreement, AWI shall provide the Purchaser with the required amount prior to the Completion Date, and at Completion the Purchaser shall transfer such funds to AWI, as required to effect such local purchase price payment.

2.4	If and to the extent that the First Payment and/or the Second Payment have been paid to and received by AWI prior to Completion, Clause 4.11, sentence 2 of the SPA shall be deemed amended such that any reduction of the Consideration pursuant to Clause 4.11 of the SPA shall be limited to a maximum amount of $20,000,000 (twenty million).

2.5

The Parties agree that, if the Payments have been paid to and received by AWI, and provided that no remedy or other arrangement likely to adversely and materially affect the value to AWI of the Transaction is offered to (or agreed with) a Competition Authority, a consent of

AWI pursuant to Clause 4.9 of the SPA will not be required for remedy proposals or offers involving a sale of any of the Sale Shares (or assets of the Group Companies) and made by the Purchaser to a Competition Authority in an effort to satisfy any of the Competition Conditions. The Parties further agree that in the event that AWI’s consent under Clause 4.9 of the SPA (as modified by this Clause 2.5) is required, such consent shall not be unreasonably withheld, conditioned or delayed.

2.6	The Parties’ obligations under the SPA to cooperate remain unaffected, provided, however that, the Purchaser shall (i) take the lead in the merger control proceedings and negotiations with the European Commission and any other Competition Authority, (ii) keep AWI’s Solicitors informed and involved as reasonably deemed appropriate by the Purchaser and (iii) subject to Clause 2.5 above, be free to offer any remedy to the European Commission and any other Competition Authority and accept any remedy it deems reasonable. The Parties expressly agree that all rights granted to the Purchaser under this Clause 2.6 shall be terminated with immediate effect in the event that the Purchaser fails to make any of the Payments in accordance with this Deed.

2.7	If and to the extent that the First Payment and the Second Payment have been paid to and received by AWI, (i) the Long Stop Date shall be deemed extended to 30 June 2019, provided that AWI shall, upon written request by the Purchaser (such request to be given no later than five (5) Business Days prior to the expiry of the Long Stop Date (as extended)), further extend the Long Stop Date as long as required for the Purchaser to fulfil a Remedy which has been agreed with the European Commission or any other Competition Authority if the Purchaser has started, and is continuing in good faith, the process of fulfilling such Remedy and (ii) after the Long Stop Date (as extended pursuant to this Clause 2.7) each Party shall be entitled to terminate the SPA in the circumstances contemplated by paragraphs (a) and (b) of Clause 4.16 of the SPA.

2.8	Without prejudice to any accrued rights under the SPA as at the date of this Deed (save only as expressly provided for in this Deed), the SPA shall continue in full force and effect as amended by this Deed. Without limitation to the generality of the foregoing (subject to the proviso at the end of this Clause 2.8) it is expressly agreed and acknowledged that:

(a)	the Parties obligations under Clause 11.2 of the SPA remain in full force and effect; and

(b)	the Purchaser remains subject to its obligations under Clause 4 of the SPA (as amended by this Deed), including its obligations under:

(i)	Clause 4.3 of the SPA to take all steps necessary to ensure that the Competition Conditions are fulfilled as soon as reasonably practicable after the date of the SPA and to use its best endeavours to procure satisfaction of the Competition Conditions as soon as possible following the date of the SPA; and

(ii)	Clause 4.8 of the SPA to give all undertakings or commitments to, or agree to any settlement or consent order or similar arrangement with, any relevant Competition Authority for the purposes of satisfying any of the Competition Conditions as soon as reasonably practicable after the date of the SPA, including after the initiation of the Phase II Investigation for so long as any of the Competition Conditions has not been satisfied or waived, including but not limited to any of the Remedies referred to in paragraphs (a) to (c) (inclusive) of Clause 4.8;

provided however, for the avoidance of doubt, that subject to the receipt by AWI of both Payments, the Purchaser shall not be considered in breach of its obligations under Clause 4 of the SPA if it decides to submit a revised offer for Remedies to the EC Commission in Phase I that the Purchaser deems appropriate, or to not submit revised offer for Remedies in Phase I, or decides to Pull and Refile, initiate a Phase II Investigation and/or engages with the European Commission and/or any other Competition Authority to discuss and explore a reasonable compromise and/or makes counter-proposals for possible remedies before or during the Phase II Investigation.

2.9	AWI hereby warrants to the Purchaser that as of the date hereof (i) steps 1 and 2 of the Pre-Completion Reorganisation have been completed in full and (ii) steps 3 to 5 of the Pre-Completion Reorganisation have been completed in all material respects.

2.10.	The Parties hereby agree and confirm that the Condition set forth in Clause 4.1(b) of the SPA has already been satisfied.

3.	MISCELLANEOUS

The provisions of Clause 17 (Announcements), 18 (Confidentiality), 19 (Notices), 20 (Assignment), 22 (Invalidity), 23(Third-Party Rights), 24 (Counterparts), 25 (Payments and No Set Off), 27 (Variation and Waiver) 28 (Entire Agreement) and 31 (Governing Law and Jurisdiction) of the SPA shall apply to this Deed mutatis mutandis as if those provisions had been set out expressly in this Deed.

IN WITNESS WHEREOF this Deed has been executed as a deed and is intended to be and is hereby delivered on the date first above written.

EXECUTED as a DEED by
ARMSTRONG WORLD INDUSTRIES, INC. a company incorporated under the laws of Pennsylvania, acting by:

Victor Grizzle and	/s/ Victor Grizzle
Authorised signatory

Mark A. Hershey,	/s/ Mark A. Hershey
being persons who, in accordance with the laws of that territory are acting under the authority of the company	Authorised signatory

EXECUTED as a DEED by
KNAUF INTERNATIONAL GMBH a company incorporated under the laws of the Federal Republic of Germany, acting by:

Alexander Knauf and	/s/ Alexander Knauf
Authorised signatory

Manfred Grundke,	/s/ Manfred Grundke
being persons who, in accordance with the laws of that territory are acting under the authority of the company	Authorised signatory